NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS 2007 FOURTH
QUARTER AND YEAR END RESULTS CONFERENCE CALL AND
WEBCAST NOTIFICATION

Acheson, Alberta, June 14, 2007 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) announced today that it will hold a conference call and webcast to discuss its 2007 fourth-quarter and full fiscal-year financial results on Wednesday, June 20, 2007 at 7:30 a.m. Mountain Time (9:30 a.m. Eastern).

The call can be accessed by dialing:
Toll free: 1-866-585-6398 or
International: 1-416-849-9626.

A replay will be available through July 3, 2007 by dialing:
Toll Free: 1-866-245-6755
International: 1-416-915-1035
Passcode: 828268 followed by the number sign.

The live and archived webcast can be accessed at: http://www.vcall.com/IC/CEPage.asp?ID=117936

Our fourth-quarter and full-year results will be released on Tuesday, June 19, 2007 and will be available at www.sedar.com and www.sec.gov.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is one of the largest providers of mining and site preparation, piling and pipeline installation services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For more information please contact:
Kevin Rowand
Investor Relations, Manager
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax:      (780) 960-7103
Email: krowand@nacg.ca